BB 3/3

09057771

)STATES
:HANGE COMMISSION
,D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Financial Corporation of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 939
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deslonde 212-332-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.I. Grossman & Company, CPA's, LLC
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	NJ	07083
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/9/09

OATH OR AFFIRMATION

I, James Deslonde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Financial Corporation of America, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

JOHN T. MELVIN
NOTARY PUBLIC, STATE OF NEW JERSEY
NO. 2047796
QUALIFIED IN UNION COUNTY
COMMISSION EXPIRES MAY 3, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONARCH FINANCIAL CORPORATION OF AMERICA

FINANCIAL STATEMENTS

FOR THE FIFTEEN MONTH PERIOD ENDED

DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS' REPORT

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT

SEC Mail Processing Section

FEB 19 2009

Washington, DC
111

Board of Directors
Monarch Financial Corporation of America
230 Park Avenue, Suite 939
New York, New York 10169

We have audited the Focus Report Form X-17a-5 of Monarch Financial Corporation of America as of December 31, 2008 and the related forms for the fifteen month period then ended. Our audit was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 13, 2009

MORRIS I. GROSSMAN, CPA   HENRY S. MELLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L. L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17 a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Monarch Financial Corporation of America
230 Park Avenue, Suite 939
New York, New York 10169

In planning and performing our audit of the financial statements of Monarch Financial Corporation of America for the fifteen month period ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Morris I. Grossman, CPA   Henry S. Mullin, CPA   Jack L. Bock, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 13, 2009

MONARCH FINANCIAL CORPORATION OF AMERICA

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Monarch Financial Corporation of America
230 Park Avenue, Suite 939
New York, New York 10169

We have audited the accompanying balance sheet of Monarch Financial Corporation of America as at December 31, 2008, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the fifteen month period ended December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Financial Corporation of America as at December 31, 2008, and the results of its operations and its cash flows for the fifteen month period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company LLC

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

February 13 ,2009

04619MOC.08S

Morris I. Grossman, CPA   Henry S. M[illegible]n, CPA   Jack L. Bock, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

MONARCH FINANCIAL CORPORATION OF AMERICA
BALANCE SHEET
AS AT DECEMBER 31, 2008

ASSETS

Cash	$ 103,277
Market value of securities owned by firm	3,782,676
Commissions receivable	688,887
Accrued interest receivable	90,017
Employee commissions receivable	57,468
Equipment, furniture and fixtures	
less accumulated depreciation of $329,670	19,876
Leasehold improvements	
less accumulated depreciation of $8,269	10,949
Other receivable	24,915
Employees loan receivable	22,888
Prepaid expenses	95,249
Prepaid taxes	2,986
TOTAL ASSETS	$4,899,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased,		
at market value		$ 190,286
Due to clearing organization		1,427,754
Interest payable		3,992
Accrued expenses		1,126,109
		2,748,141
Commitments		
Liabilities subordinated to claims		
of general creditors		-0-
Stockholder's equity:		
Common stock, no par value, 2000 shares		
authorized, 216 issued and 216 outstanding	50,100	
Paid in capital	621,375	
Retained earnings	1,479,572	
Total stockholder's equity		2,151,047
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$4,899,188

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF INCOME
FOR THE FIFTEEN MONTH PERIOD DECEMBER 31 2008

Revenues:		
Trading		$ 9,643,239
Commissions		3,099,085
Interest		57,275
Other		2,374,947
Total revenues		$15,174,546
General and Administrative expenses:		
Payroll	$8,449,699	
Payroll taxes	268,510	
Travel, entertainment and lodging	397,483	
Insurance	57,571	
Office supplies	106,197	
Telephone	157,483	
Professional fees	277,707	
Equipment rental	384,054	
Rent	365,108	
Miscellaneous	11,580	
Postage	13,392	
Subscriptions	57,650	
Bank charges	11,483	
Registrations	40,197	
Moving expenses	91,767	
Miscellaneous taxes	14,485	
Commissions	71,912	
Repairs	45,219	
Clearance Charges	1,185,763	
Lease expense	84,498	
Depreciation	11,047	
Exchange fees	109,875	
Membership fees	12,014	
Auto expense	37,298	
Donations	11,530	
Interest	27,810	
Health insurance	252,239	
Pension	31,795	
Gifts	11,350	
Advertising	1,406	
Seminars and education	5,597	
Regulatory fees	14,048	
Consulting fees	104,578	
Total general and administrative expenses		12,712,345
Income before income taxes		2,462,201
Income taxes		
Federal	-0-	
State and city	400	
Total income taxes		400
Net income		$ 2,461,801

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income		$ 2,461.801
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 11,047	
(Increase) decrease in:		
Market value of securities owned by firm	(3,216,683)	
Commissions receivable	(357,474)	
Accrued interest receivable	(83,213)	
Employee commission receivables	(57,468)	
Prepaid expenses	(78,467)	
Prepaid taxes	(2,186)	
Other receivable	28,341	
Increase (decrease) in:		
Securities sold not yet purchased	(46,094)	
Interest payable	(10,978)	
Payroll taxes payable	(118,747)	
Pension plan payable	(51,628)	
Accrued expenses	689,653	
Income taxes payable	(20,661)	
Total adjustments		(3,314,558)
Net cash used by operating activities		(852,757)
Cash flows from investing activities:		
Employee loans advanced	(15,567)	
Purchase of equipment	(24,318)	
Net cash used by investing activities		(39,885)
Cash flows from financing activities:		
Money advanced from clearance organization	1,185,844	
Paid-in capital contributed	621,374	
Distributions to stockholders	(1,034,865)	
Net cash provided by financing activities		772,353
Net decrease in cash		(120,289)
Cash, beginning of period		223,566
Cash, end of period		$ 103,277
Supplemental disclosures of cash flow information		
Cash Paid for:		
Interest		$ 27,810
Income taxes		$ -0-

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FIFTEEN MONTH PERIOD ENDED
DECEMBER 31, 2008

	Common Stock	Paid in Capital	Retained Earnings	Stockholders Equity
Balance, beginning of period	$ 50,100	$ 1	$ 52,636	$ 102,737
Capital contribution	-0-	621,374	-0-	621,374
Net income	-0-	-0-	2,461,801	2,461,801
Distributions	-0-	-0-	(1,034,865)	(1,034,865)
Balance, end of period	$ 50,100	$ 621,375	$1,479,572	$2,151,047

See accompanying notes and independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2008

Balance - beginning of period	$618,000
Increases	-0-
Repayments	618,000
Balance - end of period	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - Summary of Significant Accounting Policies:

Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

In January 2008, Westrock Group, Inc. acquired 100% of the outstanding shares of stock from the 6 shareholders of Monarch Financial Corporation.

As at December 31, 2008, the Company was in compliance with all minimum net capital requirements.

Securities Transactions

Securities transactions are recorded on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ form those estimates.

Advertising Costs

The company expenses all advertising costs including direct response advertising costs as they are incurred. Total advertising costs for the fifteen month period ended December 31, 2008 was $1,406

Note 2 - Pension Plan

The company maintained a Simple IRA for full time employees. For 2007 the company matched 3% of the employees salary limited to an amount not greater than the employees directed salary reduction contribution up to a maximum of $10,500. The employer match recognized during the period ended December 31, 2008 is $31,795. The Company no longer has a plan for 2008.

Note 3 - Liabilities Subordinated to Claims of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the uniform net capital rule. The subordinated borrowings were all repaid during 2008.

Note 4 - Commitments

The Company entered into a 36-month noncancellable operating office lease, effective March 3, 2008 at a monthly rental of $12,000.

The future minimum rent payments required under such noncancellable operating lease at December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	144,000
2010	144,000
2011	24,000
Total minimum payments required	$312,000

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $1,590,508 which, was $1,490,508 in excess of its minimum dollar net capital requirement of $100,000.

Note 6 - Litigation

A summons and complaint was filed in court against a former registered representative and the company for damages of $5,000,000. Management believes the complaint is without merit and no significant liability is expected to result from this complaints

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS AT DECEMBER 31, 2008

Schedule 1

Total stockholders' equity		$2,151,047
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Total capital and allowable subordinated liabilities		2,151,047
Less: Deductions and/or charges: Non-allowable assets		234,331
Net capital before haircuts on security positions		1,916,716
Less: Haircuts on securities:		
State and municipal government obligations	$221,811	
Stocks	48,349	
Undue concentrations	56,048	
		326,208
Net capital		1,590,508
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
REMAINDER: Net capital in excess of all requirements		$1,490,508

Aggregate indebtedness	$1,130,101 = 71.05%
Net capital	$1,590,508

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act, to your most recent unaudited Part II Filing of Form X-17a-5, and found a difference of $103. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
AS AT DECEMBER 31, 2008

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through First Clearing, LLC on a fully disclosed basis.

See independent auditors' report.

MONARCH FINANCIAL CORPORATION OF AMERICA
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
FOR THE FIFTEEN MONTH PERIOD ENDED DECEMBER 31, 2008

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at December 31, 2008, compared to the net capital computed on Form X-17a-5 (Focus Report) differed by $103. The difference was a result of year-end closing adjustments and these are considered normal and ordinary in nature.

END

See independent auditors' report.